Filed by Banco Santander (Brasil) S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Banco Santander (Brasil) S.A. (Commission File No.: 001-34476)

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

In connection with the proposed transaction, Banco Santander, S.A. (“Santander Spain”)  has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (Registration No. 333-196887), which has been declared effective by the SEC, and the offer to exchange/prospectus included therein. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that Santander Spain has filed or will file with the SEC or send to security holders of Banco Santander Brasil S.A. (“Santander Brasil”) in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Brazil or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil except pursuant to applicable law.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, including with respect to the implementation and effects of the proposed transaction. Forward looking statements may be identified by words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or words of similar meaning and include, but are not limited to, statements about Santander Brasil’s expected future business and financial performance resulting from and following the implementation of the proposed transaction. Forward-looking statements are statements that are not historical facts, including statements about Santander Brasil’s beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. Santander Brasil cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and Santander Brasil undertakes no obligation to update them to reflect actual results, or any change in events, conditions, assumptions or other factors.

BANCO SANTANDER (BRASIL) S.A. Publicly-held Company with Authorized Capital CNPJ No. 90.400.888/0001-42

MATERIAL FACT

BANCO SANTANDER (BRASIL) informs that Banco Santander, S.A. (“Santander Spain”) filed on October 16, 2014 with the U.S. Securities and Exchange Commission a prospectus supplement to the offer to exchange/prospectus.

The offer to exchange/prospectus, dated September 18, 2014, relates to the exchange offer in the United States of America of American Depositary Shares (“ADS”) issued by Santander Brasil as well as shares and units issued by Santander Brasil and held by U.S. holders for ADSs issued by Santander Spain.

As disclosed in the prospectus supplement, Santander Spain has increased the exchange ratios in the exchange offers from 0.35 to 0.3576 of a Santander Spain ordinary share for each Santander Brasil share and 0.70 to 0.7152 of a Santander Spain ordinary share for each Santander Brasil unit or Santander Brasil ADS, to reflect the Santander Spain scrip dividend declared on October 16, 2014 with a record date of October 17. Except for the increase in the exchange ratios, all other terms of the exchange offers remain the same.

The offer to exchange/prospectus and the prospectus supplement are available on the following websites: www.sec.gov, www.cvm.gov.br, www.bmfbovespa.com.br, www.ri.santander.com.br, www.santander.com.br/prospectos, www.santander.com

São Paulo, October 17, 2014

Angel Santodomingo Martell Investor Relations Officer Banco Santander (Brasil) S.A.